April 8, 2024

VIA EDGAR AND E-MAIL

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to U.S. Securities and Exchange Commission Staff Follow Up Comment on Post-Effective Amendment No. 175 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Quarles:

On behalf of EQ Advisors Trust (the “Trust”), set forth below is the Trust’s response to the follow up comment that you provided by telephone on April 2, 2024, concerning Post-Effective Amendment No. 175 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to EQ/JPMorgan Growth Stock Portfolio (formerly known as EQ/T. Rowe Price Growth Stock Portfolio) and EQ/Large Cap Growth Managed Volatility Portfolio. The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Unless otherwise noted, defined terms used herein have the same meanings as in the Post-Effective Amendment.

Comment: Please explain whether each of the Portfolios previously concentrated in the Information Technology sector or how they determined that those investments did not constitute concentration.

Response: The Trust notes that the Information Technology sector is a broad economic sector comprising numerous industries. Section 8(b)(1) under the 1940 Act requires a concentration policy at industry level, not sector level. Similarly, Instruction 4 to Item 9(b)(1) of Form N-1A does not refer to sectors and requires a fund to “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The 1940 Act does not define the phrase “industry or group of industries” nor has the SEC done so. The SEC’s views on industry concentration were discussed in Guide 19 to Form N-1A, which was adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, and which stated in relevant part that “[a] registrant may ... select its own industry classifications, but such

U.S. Securities and Exchange Commission

April 8, 2024

classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”1

Guide 19 therefore allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. Even though the guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A,2 registrants still rely on the guidelines.3

When identifying industries for purposes of the Portfolios’ concentration policies, the Trust currently considers industry classifications based on the MSCI Global Industry Classification Standard (GICS) classification system and utilizes the fourth tier industry classifications in that system. Neither Portfolio previously concentrated or intends to concentrate its investments.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

Mark C. Amorosi

cc:	Shane Daly, Esq. Maureen Kane, Esq. Equitable Investment Management Group, LLC Fatima Sulaiman, Esq. K&L Gates LLP

[1]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).
[2]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).
[3]

The Commission has indicated its approval of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).